UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52928

FIRST LIBERTY POWER CORP.

(Exact name of registrant as specified in its charter)

7251 W. Lake Mead Blvd, Suite 300,
Las Vegas NV 89128
Tel: 702-675-8198

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value US$0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☒
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certiﬁcation or notice date: 49

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   September 28, 2018

By: /s/Don Nicholson, CEO

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.